October 27, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. William Friar

Senior Financial Analyst

Financial Services Group

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

Re:	Polonia Bancorp

Amendment No. 3 to the Registration Statement on Form SB-2

Filed September 29, 2006

File No. 333-135643

Dear Mr. Friar:

On behalf of Polonia Bancorp (“Polonia” or the “Company”), enclosed for filing is Pre-Effective Amendment No. 3 to the Registration Statement on Form SB-2 (the “Amended Registration Statement”), including exhibits, marked pursuant to Regulation 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form SB-2 filed on July 7, 2006 (the “Registration Statement”), as amended on July 13, 2006 and September 29, 2006.

The Amended Registration Statement is filed in response to the Staff’s comment letter issued on October 13, 2006. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses and indicated where the documents have been revised in response to such comments. The prospectus also reflects revised disclosure in response to oral comments received from the Office of Thrift Supervision (“OTS”) on the Company’s Application on Form MHC-1 and Application on Form MHC-2 and comments received as a result of the Blue Sky review.

Mr. William Friar

U.S. Securities and Exchange Commission

October 27, 2006

Change in Accountants, page 122

Comment No. 1

We note your response to comment 39 from our letter dated August 3, 2006. We are evaluating your response and may have further comment.

Response to Comment No. 1

The letter from the former accountants is filed as Exhibit 16 to the amended form SB-2.

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page F-5

Comment No. 2

We note your response to comment 40 from our letter dated August 3, 2006. However, it appears there are still some significant items included in the “other, net” adjustment to reconcile net income to net cash provided by operating activities. Specifically, please revise to separately disclose the more significant components of the “other, net” adjustment for the six months ended June 30, 2005.

Response to Comment No. 2

The “other, net of operating activity,” adjustment has been adjusted for the six months ended June 30, 2005.

Comment No. 3

As a related matter, we note that you restated your consolidated statement of cash flows for the year ended December 31, 2005 to reclassify increases in deposits from net cash provided by operating activities to net cash provided for financial activities. Please revise your filing throughout (including your audit opinion) to clearly disclose that you have restated your previously issued consolidated statement of cash flows for the year ended December 31, 2005 and the reasons for the restatement. Refer to paragraphs 25 and 26 of SFAS 154.

Mr. William Friar

U.S. Securities and Exchange Commission

October 27, 2006

Response to Comment No. 3

A restatement note has been added and the column heading is revised to indicate restated in accordance with FAS 154; however an explanatory paragraph to the auditor’s opinion is not required because the error correction did not involve a change in accounting principle. The change is not the result of the misapplication of an accounting principle but is the result of the misuse of facts that existed at the time the financial statements were originally prepared.

Comment No. 4

Please revise your column headings throughout the filing where appropriate to clearly indicate that your consolidated statement of cash flows for the year ended December 31, 2005 has been restated.

Response to Comment No. 4

Column headings have been revised where appropriate.

Note 11 – Employee Benefits, page F-20

Comment No. 5

Please revise your disclosures to clarify the specific types of benefits that SRP plan participants are entitled to receive (i.e. monetary benefits and/or health insurance benefits).

Response to Comment No. 5

Additional languages has been provided to clarify the benefits.

Comment No. 6

We note your response to comment 44 from our letter dated August 3, 2006 and the corresponding revisions to your filing to disclose the components of net periodic pension cost for your Supplemental Retirement Plan. However, you did not address the portion of our comment which requested that you tell us why you believe the other disclosure requirements of paragraph 5 of SFAS 132(R) are not applicable to you (for example, a reconciliation of the beginning and ending balances of the plan benefit obligation, the funded status of the plan, etc.) Therefore, we reissue our prior comment 44.

Mr. William Friar

U.S. Securities and Exchange Commission

October 27, 2006

Response to Comment No. 6

With regard to the Supplemental Retirement Plan, the following additional explanation is supplementally provided:

There are only two individuals currently entitled to benefits under the plan, the retired and current President and CEO. The retired CEO negotiated and obtained his benefit at retirement when at the time he was diagnosed with a terminal illness, the board of directors agreed to his benefits to protect his wife who under the then current plans would have been without health care and pension benefits. Upon hiring the current CEO, a similar benefit package was negotiated and a death benefit component was added. The benefits are not currently available to any other employees of the registrant.

The retired CEO and his wife are entitled to cash payments for life at an amount approximating $50,000 each, plus health care benefits. They both have survived beyond their expected life span and continue to receive benefits.

The current CEO upon retirement, after five years of service, is entitled to 60% of his current salary in cash payments for life, a life insurance death benefit of a maximum of $4 million and health insurance for himself and his wife for the remainder of his life.

There are two additional employees that are entitled to death benefits under separate split dollar life insurance agreements approximating $1 million each.

The Bank has properly accrued for the benefits relating to future cash disbursements and health insurance costs. The death benefit to be paid is from an existing life insurance policy that will not cause any additional liability to the Bank, the current death benefit exceeds the anticipated payout and current cash surrender value.

In Note 11 to the financial statements under the section entitled Supplemental Retirement Plan there are disclosures relating to the life insurance policies and benefits for all covered employees in the first paragraph. The discussion in the remainder of the note relates to the benefits payable in the form of cash payments for the retired and current CEO’s. We believe these plans to be deferred compensation plans and not subject to all the disclosure requirements of 132(r). We believe the existing disclosures are appropriate under the circumstances.

Mr. William Friar

U.S. Securities and Exchange Commission

October 27, 2006

There is no disclosure relating to the future health care benefits based on materiality. The present value of future benefits is less than $50,000 and the current period expense is less than $10,000, therefore no disclosures were considered necessary.

*    *    *

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please contact the undersigned or Joseph J. Bradley at 202.362.0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ John R. Hall
John R. Hall

Enclosures

cc:	Jessica Livingston, Securities and Exchange Commission

Lisa Haynes, Securities and Exchange Commission

John Nolan, Securities and Exchange Commission

Donald W. Dwyer, Office of Thrift Supervision - DC (w/o enclosures)

Karen Marcotte, Office of Thrift Supervision - DC (w/o enclosures)

Roger Smith, Office of Thrift Supervision - DC (w/o enclosures)

Gary Jeffers, Office of Thrift Supervision - DC (w/o enclosures)

David Rochefort, Office of Thrift Supervision - NE (w/o enclosures)

Anthony J. Szuszczewicz, Polonia Bancorp

Paul D. Rutkowski, Polonia Bancorp

Lawrence M.F. Spaccasi, Esq., Muldoon Murphy & Aguggia LLP

Joseph J. Bradley, Esq., Muldoon Murphy & Aguggia LLP

00285134.DOC